Simpson Thacher & Bartlett llp

900 G Street, NW

Washington, D.C. 20001

telephone: +1-202-636-5592

facsimile: +1-202-636-5502

Direct Dial Number (202) 636-5592	E-mail Address steven.grigoriou@stblaw.com

VIA EDGAR

June 4, 2025

U.S. Securities and Exchange Commission

Division of Investment Management

Disclosure Review and Accounting Office

100 F Street, N.E.

Washington, D.C. 20549

Re:	Franklin BSP Private Credit Fund (Registration Nos. 333-234759 and 811-23492); Responses to Comments on Form N-CSR

Dear Mr. Manion:

I am writing on behalf of Franklin BSP Private Credit Fund (the “Fund”) to respond to comments by the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission” or the “SEC”) received via telephone on April 25, 2025 with respect to the Staff’s review pursuant to the Sarbanes-Oxley Act of 2002 of the Fund’s annual report on Form N-CSR for the period ended December 31, 2024.

A summary of the Staff’s comments, and the Fund’s responses thereto, is set forth below. Unless otherwise indicated, defined terms used herein have the meanings set out in the Fund’s annual report.

1.	Comment: Please confirm the level of unitranche loans held by the Fund. If substantial, please supplementally notify the Staff of the following:

a.	Whether the fund has any accounting policies that it applies to co-lending arrangements;

b.	How the valuation of these investments take into account the payment prioritization and payment waterfalls;

c.	The impact of such arrangements on the calculation of interest under the effective interest method; and

d.	Whether any of the co-lenders under these arrangements are affiliates.

June 4, 2025	-2-

Response: The Fund advises the Staff on a supplemental basis that its holdings of loans that it believes would be considered unitranche in nature represented approximately 16% of its net assets as of December 31, 2024.

The Fund further advises the Staff on a supplemental basis that it does not presently hold any “first-out” or "last-out" loans, and therefore is not presently a party to any related co-lending arrangements. Nevertheless, while the Fund does not have any specific accounting policies applicable only to co-lending arrangements, it would expect to take into account particular features associated with any such co-lending arrangements, including agreements among lenders with respect to priority of payments, when both valuing and recognizing income from such co-lending arrangements. In particular, any adjustment of payment priority or payment waterfalls as a result of agreements among lenders would be expected to be evaluated and taken into account when valuing the positions held by the Fund with respect to any such co-lending investments in the same manner that the relative seniority of a debt investment could impact its valuation in the event of a widening or narrowing of relative risk premiums for similar credit instruments. In addition, the Fund advises the Staff on a supplemental basis that it would expect to take into account the effect of any co-lending arrangements when determining the interest income attributable to any related co-lending investments. For example, to the extent the Fund agrees to reallocate a portion of interest it receives on a co-lending investment to another co-lending investment, it would not expect to treat such reallocated amounts as interest income received from such investment. Finally, the Fund advises the Staff on a supplemental basis that, in the event it engages in co-lending arrangements with affiliates, such investments would only be made in accordance with the terms of the exemptive relief obtained by the Fund and its affiliates (IC-35614) to make co-investments. Hence, such investments would be within the same tranche as all other affiliates and there would be no circumstance under which an affiliate takes a first-out position when the Fund takes the last-out position, and vice versa.

2.	Comment: We note that several CLO positions at December 31, 2024 were valued at par. Given the significant interest rates of these items and the credit profile of the underlying investments, please explain how the fair value should be cited at par and what valuation techniques have been used in the fair value of these CLOs in compliance with Regulation S-X 6-03(d) or ASC 820-10-50-2(bbb)(1).

Response: The Fund supplementally advises the Staff that its CLO positions are fair valued using the same valuation techniques as other securities held by the Fund in accordance with the Fund’s valuation policy and as discussed in the footnotes to the Fund’s financial statements. The Adviser generally classifies its investments in thinly traded structured credit tranches as Level 3 investments and engages independent valuation firms to conduct independent appraisals and make independent assessments of the fair value of each Level 3 investment. The independent valuation firms use all available observable and unobservable valuation inputs and provide estimates of fair value on the Fund’s Level 3 investments. After reviewing the fair value estimates provided by the independent valuation firms, the Adviser’s valuation committee determined that the par value of four of the Fund’s eight CLO investments at December 31, 2024 was the appropriate fair value of such investments as of such date.

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June 4, 2025	-3-

Please do not hesitate to call me at 202-636-5592 if you have any questions or require additional information.

Very truly yours,

/s/ Steven Grigoriou
Steven Grigoriou

CC:	Richard J. Byrne, Franklin BSP Private Credit Fund Nina K. Baryski, Franklin BSP Private Credit Fund